[redacted]

12013171

Mail Processing Section

FEB 28 2012

Washington, DC 122

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Davis Street
(No. and Street)

Evanston	IL	60201-5000
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. LeClercq III — 847-475-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Coleman Company, PLLC
(Name – *if individual, state last, first, middle name*)

7033 East Greenway Parkway	Scottsdale	Arizona	85254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert R. LeClercq III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Ron T. Villegas

Notary Public

"OFFICIAL SEAL"
Ron T. Villegas
Notary Public, State of Illinois
Cook County
My Commission Expires 10-28-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCESSALPHA WORLDWIDE LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011

ACCESSALPHA WORLDWIDE LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011

(Filed Pursuant To Rule 17a-5 Under The Securities Exchange Act of 1934)

ACCESSALPHA WORLDWIDE LLC

DECEMBER 31, 2011

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Partners' Equity 4

Statement of Cash Flows 5

NOTES TO FINANCIAL STATEMENTS 6-10

SUPPLEMENTAL INFORMATION

Schedule 1 – Computation of Net Capital Requirement 11

Schedule 2 – Reconciliation of Certified Net Capital to Filed FOCUS Report 12

Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 13-14

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 15-16

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

Board of Directors
AccessAlpha Worldwide LLC
Evanston, Illinois

Independent Auditors' Report

We have audited the accompanying Statement of Financial Condition of AccessAlpha Worldwide LLC (a Delaware limited liability company) as of December 31, 2011 and the related statements of Income, Changes in Partners' Equity, and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AccessAlpha Worldwide LLC as of December 31, 2011, and for results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Coleman Company

The Coleman Company, PLLC
Scottsdale, Arizona
February 24, 2012

ACCESSALPHA WORLDWIDE LLC

Statement of Financial Condition

December 31, 2011

ASSETS

Cash	$	21,438
Prepaid expenses		3,054
Furniture and equipment, at cost, less accumulated depreciation of $38,842		25,903
Leasehold improvements, at cost, less accumulated amortization of $31,673		35,896
Goodwill, at cost, less accumulated amortization of $1,083		4,043
Organization cost, at cost, less accumulated amortization of $1,946		3,189
Security deposit - office		5,075
	$	98,598

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accrued expenses	$	6,773
Note payable - furniture		12,321
		19,094
Partners' Equity:		79,504
	$	98,598

The accompanying notes are an integral part of these financial statements.

ACCESSALPHA WORLDWIDE LLC

Statement of Income

For the Year Ended December 31, 2011

REVENUES		
Commissions and Consulting	$	856,284
EXPENSES		
Partner compensation		444,585
Travel, net of reimbursement		115,420
Occupancy		92,507
Insurance and bonds		71,113
Wages - office		60,000
Other expenses		88,385
Depreciation and amortization		16,909
		888,919
Net Loss before Taxes	(	32,635)
Provision for State Income Taxes		-
NET LOSS AFTER INCOME TAXES	(	32,635)

The accompanying notes are an integral part of these financial statements.

ACCESSALPHA WORLDWIDE LLC

Statement of Changes in Partners' Equity

For the Year Ended December 31, 2011

Balance - January 1, 2011	$ 112,139
Net Loss - 2011	(32,635)
Balance - December 31, 2011	$ 79,504

ACCESSALPHA WORLDWIDE LLC

Statement of Cash Flows

For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		($ 32,635)
Adjustment to reconcile net income to net cash provided/(required) by operating activities :		
Depreciation and amortization	16,909	
(Increase) decrease in operating assets:		
Receivable from clearing organizations	27,355	
Prepaid expenses	850	
Increase/(Decrease) in operating liabilities:		
Accrued expenses	5,573	
		50,687
Total adjustments		
Net cash provided (used) by operating activities		18,052
CASH FLOWS FROM FINANCING ACTIVITIES:		
Reduction in note payable - furniture	(7,654)	(7,654)
Net increase in cash		10,398
Cash and cash equivalents, beginning of year		11,040
Cash and cash equivalents, end of year		$ 21,438

SUPPLEMENTAL DISCLOSURE

1. During the year, the Company did not remitted any state income taxes.
2. During the year, the Company paid $3,045 interest expense.
3. The Company considers all investment having a maturity of less than 90 days to be "cash equivalents."

ACCESSALPHA WORLDWIDE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE A – ORGANIZATION and NATURE OF BUSINESS

AccessAlpha Worldwide LLC is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company was formed on July 20, 2006 as a Delaware limited liability company. The Company operates as a partnership.

The Company's revenue is derived from commissions and consulting services paid to the Company from other broker-dealers who place investment transaction for customers of the Company. The Company does not hold any securities or funds of its customers.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

All customer transactions are cleared through other broker-dealers. As a non-carrying, non-clearing dealer, the Partnership does not maintain custody of any customer securities.

Receivables from Other Clearing Organizations

The Company collects earned commissions during the month subsequent to the trade-date processed by the other broker-dealers. Consulting income is received pursuant to executed agreements with the other broker-dealers. Based on the agreements with the other broker-dealers, the Company does not incur any uncollectible amounts or bad debt during the year. At month-end, it is the Company's policy to accrue earned commissions and consulting income, if applicable.

Partner Compensation

The Company remits compensation to the partners based on collected commissions and consulting income and pursuant to an agreement among the partners.

Advertising

The Company does not advertise or incur any such expense during the year.

Fixed Assets

Fixed Asset consist of furniture, equipment and leasehold improvements which are recorded at cost and depreciated over its useful lives using the straight-line method. The Company depreciates the furniture over a seven-year life; the equipment over a five-year life; and the leasehold improvements over eight-year life.

Organization cost is recorded at cost and are amortized over a 15-year period.

Goodwill originated during 2007 when the Company purchased the interest of a partner. The cost of the goodwill had been amortized over a 15-year period through December 31, 2009. Pursuant to generally accepted accounting principles, each year, the Company reviews the recorded goodwill to determine whether the goodwill has been impaired and the carrying value will be adjusted.

Income Taxes and Method of Accounting

The Company reports its income and expenses using the accrual method of accounting for book and financial reporting purposes while using the cash method of accounting for income tax purposes. Differences are generally applicable to accounts receivable, accrued expenses, accounts payable, and depreciation/amortization expense (depreciation and amortization, for income tax purposes, are computed using IRS guidelines). The Company elected to report its income and expenses as a partnership. Accordingly, the Company does not incur any federal income tax for either book or tax purposes. The net income or net loss is reported by the Company's partners pursuant to their specific ownership percentage. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income, as defined by Illinois income tax law, and the Company is responsible for the computed Illinois replacement tax, if any. The Company in the past has not incurred the Illinois replacement tax.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE C – CONCENTRATION OF RISK

Concentration of Business Risk – The Company has entered to a referral services and commission sharing agreements with several outside companies engaged in securities brokerage business in which the Company receives a commission based on the investment activity conducted by current and future customers of the Company. Because the agreements are cancelable by either party and the investment activity is affected by worldwide economic conditions, there is no guarantee of future Company revenue.

Concentration of Credit Risk – Because the Company is considered an introducing broker as the Company refers current and future customers of the Company to outside companies who are engaged in securities brokerage business, and the Company does not hold funds of customers or clear investment transactions of its customers, the Company believes it does not have any credit risk. However, the Company could have credit risk exposure associated with the possible nonperformance of the

aforementioned outside security brokerage companies. Accordingly, it is the Company's policy to review, as necessary, the credit standing of the counterparties.

NOTE D – FAIR VALUE

The Company reviewed its assets and liabilities as of December 31, 2011 in order to determine the fair value of its recorded assets and liabilities. The Company believes the recorded assets and liabilities, as of December 31, 2011, estimates the fair value of such assets and liabilities. Cash approximates fair value because of the nature of the instrument.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the SEC and FINRA, and as such, is required to maintain a net capital of $5,000. Net capital of the Corporation, as defined, was $7,624 as of December 31, 2011. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The aggregate debt at December 31, 2011 was $19,094. The minimum capital requirements may effectively restrict the withdrawal of corporation equity.

NOTE F – SUBSEQUENT EVENTS

The Company had an agreement with an outside company in which the Company would receive commissions based on investors introduced to the outside company during a defined period. The Company recently became aware that the outside company failed to remit applicable commissions on at least two introduced investors. The Company is conducting activity to ascertain and collect the amount of unpaid commissions. The Company estimates the non-remitted commissions could range from $350,000 to $525,000.

During January, 2012, the Company has elected to transfer certain assets and liabilities of the Company to a newly formed limited liability company that will not be affiliated with the Company.

Effective December 15, 2011, The Company entered into an agreement to provide consulting services to an outside company. The outside company will pay the Company $20,000 per month to May, 2012. At that time, each of the Company's partners will become partners of the outside company. In addition, the liabilities and monthly expenses of the Company will be transferred to the outside company. The only exception will be the costs associated with maintaining the Company as a broker-dealer. The Company will continue to function as a broker-dealer and will continue to receive revenues from various clients for previous services rendered. Revenue will include commissions, retainer, and reimbursement of specific travel expenses. The existing partners of the Company will remain partners of the Company and ownership will not change.

Management has evaluated subsequent events from January 1, 2012 through February 24, 2012 which is the date these financial statements were available to be issued.

NOTE G – CERTAIN REQUIRED COMPUTATIONS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The required Computation for Determination of Reserve, Information Relating to Possession or Control, and Schedule of Segregation are not applicable as the Company is a non-carrying, non-clearing dealer and the Company does not maintain any custody of any customer securities.

NOTE H – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Rule 17a-5 requires the annual audited financial statements include a statement of changes in liabilities subordinated to claims of general creditors. As of December 31, 2011, the Company's liabilities consist of $6,773 accrued expenses and $12,321 note payable applicable to acquired furniture.

NOTE I – OFFICE RENTAL OBLIGATION

The Company has entered into an agreement to lease office facilities through March 31, 2013 with a renewal option for a three additional years. The agreement calls for monthly base rent of $5,075 in addition to a proportionate share of the increase in real estate tax and operating expenses over the base year 2008. The Company has placed a $5,075 security deposit.

Approximate future minimum lease payments are as follows:

2012	$60,900
2013	$15,225

NOTE J – EQUIPMENT LEASE OBLIGATION

During 2008, the Company entered into certain equipment leases that expire in 2011 and 2013.

Approximate future minimum lease payments are as follows:

2012	$7,041
2013	$5,280

NOTE K – PROPERTY, EQUIPMENT, GOODWILL, AND ORGANIZATION COST

The Company capitalizes the cost of office furniture, office equipment and leasehold improvements. The assets are depreciated over their useful lives using the straight-line method (office furniture – 7 years; office equipment – 5 years; and leasehold improvements – 8 years).

NOTE K – PROPERTY, EQUIPMENT, GOODWILL, AND ORGANIZATION COST – continued

Goodwill originated during 2007 when the Company purchased the interest of a partner. Prior to 2010, the cost was amortized over a 15–year period. Each year the Company reviews the carrying value of its goodwill to determine any impairment.

Organization cost is amortized over 15-year period, using the straight-line method.

The following states the cost, accumulated depreciation and current depreciation expense for the property and equipment as of December 31, 2011.

	Cost	Accum. At 12/31/10	Deprec/Amort 2011	Accum. At 12/31/11
Leaseholds	$ 67,568	$ 23,227	$ 8,446	$ 31,673
Furniture & Equipment	64,745	30,721	8,121	38,842
Goodwill	5,126	1,083	-	1,083
Organization Cost	5,135	1,604	342	1,946

SUPPLEMENTAL INFORMATION

ACCESSALPHA WORLDWIDE LLC

Schedule 1 - Computation of Net Capital Requirment Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

	Allowable	Non-Allowable	Total
Cash	$ 21,438	$ -	$ 21,438
Prepaid expenses	0	3,054	3,054
Property, furniture, equipment - net	5,280	56,519	61,799
Other assets	0	12,307	12,307
	26,718	71,880	98,598
Accrued expenses	6,773	0	6,773
Other debt	12,321	0	12,321
	19,094	0	19,094
Partnership Equity			79,504
			98,598
Allowable assets			26,718
Less: allowable liabilities			(19,094)
NET NET CAPITAL			7,624
MINIMUM NET CAPITAL REQUIREMENT			5,000
EXCESS NET CAPITAL			$ 2,624

The accompanying notes are an integral part of these financial statements.

ACCESSALPHA WORLDWIDE LLC

Schedule 2 - Reconciliation of Certified Net Capital to
Filed FOCUS REPORT
As of December 31, 2011

	Audit Statement	Filed FOCUS Report	Difference
Cash	$ 21,438	$ 21,438	$ -
Property, furniture, equipment - net	61,799	71,634	(9,835)
Other assets	15,361	12,825	2,536
	98,598	105,897	(7,299)
Accrued expenses	6,773	5,228	1,545
Other debt	12,321	12,321	0
	19,094	17,549	1,545
Partnership Equity	79,504	88,348	(8,844)
	98,598	105,897	(7,299)
Allowable assets	26,718	26,718	0
Less: allowable liabilities	(19,094)	(17,549)	(1,545)
NET CAPITAL	7,624	9,169	(1,545)

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Members of AccessAlpha Worldwide LLC
630 Davis Street, Suite 201
Evanston, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by AccessAlpha Worldwide LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and other specified parties in evaluating AccessAlpha Worldwide LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). AccessAlpha Worldwide LLC's management is responsible for AccessAlpha Worldwide LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestations standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, i.e. check disbursements or CRD account transfers, noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

The Coleman Company, PLLC
Scottsdale, Arizona
February 24, 2012

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members of AccessAlpha Worldwide LLC
630 Davis Street, Suite 201
Evanston, Illinois

In planning and performing our audit of the financial statements of AccessAlpha Worldwide LLC ("Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's members, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Coleman Company

The Coleman Company, PLLC
Scottsdale, Arizona
February 24, 2012